UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD Specialized Disclosure Report

OSISKO DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Canada	001 41369
(State or other jurisdiction of incorporation)	(Commission file number)

1100 Ave. des Canadiens-de-Montréal, Montréal, Quebec, Canada	H3B 2S2
(Address of principal executive offices)	(Zip code)

Alexander Dann

Chief Financial Officer and Vice President, Finance

1 (514) 940-0685

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2– RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Osisko Development Corp. (“Osisko”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Osisko is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Osisko’s ESTMA report is available on its website at www.osiskodev.com under section “Governance” or on the Government of Canada’s website at www.natural-resources.canada.ca under section “Access ESTMA reports and data”. The payment disclosure required by Form SD is included as Exhibit 2.01 and Exhibit 99.1 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibits is filed as part of this report.

Exhibit Number	Description

2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: August 20, 2024

OSISKO DEVELOPMENT CORP.

(Registrant)

/s/ Alexander Dann

________________________

Chief Financial Officer

and Vice President, Finance